Exhibit 99.1

Collective Mining Discovers a Significant Extension to the Apollo Breccia by Drilling 38.00m @ 15.46 g/t AuEq Within 141.40m at 4.88 g/t AuEq

  Two directional drill holes, designed to test the Ramp Zone at depth, inadvertently encountered a new high-grade, gold dominant zone of mineralization before reaching the intended target depth and outlined a 100-meter northern extension to the Apollo breccia body with results as follows:
o	141.40m @ 4.88 g/t AuEq from 924 meters below surface including 38.00m @ 15.46 g/t AuEq (APC172-D2)
o	97.15m @ 1.06 g/t AuEq from 929 meters below surface (APC172-D1)
  Holes APC172-D1 and APC172-D2 also represent the deepest holes drilled to date on the northern side of the main Apollo breccia body. These intercepts have resulted in a 170-meter vertical extension to the Apollo system. Mineralization on the northern side of the main Apollo breccia body remains open to the east, west and at depth.
  Drill hole APC180-D1, which was designed as a follow-up hole to APC172-D2, has cut up to 100 meters of prospective visual mineralization 100 meters along strike to the west of APC172-D2 with assay results expected in due course.
  Seven holes designed to test various gaps within the Company's internal block model for the main Apollo breccia body over the top 1,000 meters from surface have cut bulk tonnage mineralization including:
•	171.65m @ 2.13 g/t gold equivalent from 575 meters below surface including 44.90m @ 4.98 g/t gold equivalent (APC160-D3)
•	83.00m @ 2.06 g/t gold equivalent from 528 meters below surface including 15.30m @ 4.37 g/t gold equivalent (APC160-D4)

MIAMI, Fla., Sept. 1, 2026 /CNW/ -- Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assays results for ten diamond drill holes from its 2026 drilling program at the Guayabales Project. Two directional diamond drill holes discovered a new, northern expansion to the Apollo system, one mother hole intersected multiple veins outside the main Apollo breccia body, while the remaining seven holes tested various gaps in the Company's internal block model within the top 1,100 meters of the Apollo system. The Apollo system anchors the Company's flagship Guayabales Project – a district-scale, multi-target and infrastructure-rich project in Caldas, Colombia.

Ari Sussman, Executive Chairman commented: "The Apollo system once again awarded us with yet another positive surprise. APC172-D2 delivered an exceptional high-grade interval at approximately 1,000 meters below surface while significantly extending the system both northward and vertically. With mineralization in this new northern breccia body expansion open in multiple directions and follow-up drilling already intersecting visually prospective material to the west, we see strong potential to continue expanding this part of Apollo. The additional infill results also provide further confirmation of the continuity represented in our internal geological model."

A video of Ari Sussman, Executive Chairman, explaining today's results is available here: https://youtu.be/iAtmYj038vU

To date, Collective has received assays for 188,000 meters of diamond drilling across the Guayabales and San Antonio projects, including results for 124,000 meters at the flagship Apollo system, which anchors the Guayabales Project.

With US$93.7 million in cash (as of June 30, 2026), the Company is fully funded for its planned 2026 program, which envisions up to 90,000 meters of drilling. The Company presently has 13 diamond drill rigs operating across the Guayabales Project.

Details (See Table 1 and Figure 1-2)

Two directional holes (APC172-D2 and APC172-D1) drilled from Pad37 were collared in a southerly direction from mother hole APC-172D to test the Ramp zone (assay results for intercepts in the Ramp Zone are pending). Unexpectedly, while en-route to the Ramp Zone, both holes encountered a new and potentially volumetrically significant extension to the main Apollo Breccia body 100 meters north of its known limits between 910 MASL and 1,040 MASL. High-grade mineralization, including 31 individual microscopic instances of visible gold, were cut in both holes with the mineralization being hosted within breccia cement filled with pyrite, pyrrhotite, chalcopyrite, sphalerite and galena. Results for the two holes are as follows:

  141.40m @ 4.88 g/t AuEq from 924 meters below surface including 38.00m @ 15.46 g/t AuEq (APC172-D2)
  97.15m @ 1.06 g/t AuEq from 929 meters below surface (APC172-D1)

In addition to this northern extension discovery to the Apollo breccia, both holes represent the deepest ever drilled on this side of the system resulting in a 170-meter vertical extension below holes APC106-D1 and APC106-D2 (see press release dated December 9, 2025). Additional follow-up drilling is underway with hole APC180-D1 intersecting up to 100 meters of potential visual mineralization approximately 100 meters to the west of hole APC172-D2. Another hole is underway to test for mineralization deeper than APC172-D1 and APC-172-D2 as the Company also believes there is great potential to intercept Ramp Zone style mineralization on the northern flank of the breccia body.

Mother hole APC-172D, which was drilled outside the main Apollo breccia body, intersected some new and intriguing carbonate base metal sheeted veins with assays results as follow:

  13.00m @ 4.39 g/t AuEq from 786 meters below surface (APC-172D) and
  1.15m @ 4.56 g/t AuEq from 868 meters below surface
  7.25m @ 1.39 g/t AuEq from 906 meters below surface (APC172-D1)
  8.45m @ 1.68 g/t AuEq from 904 meters below surface (APC172-D2)

Aggressive follow up drilling is underway to expand the new northern extension to the breccia body with additional results expected in late Q3 or early Q4, 2026.

Table 1: Assays Results for Apollo Drill Holes APC-172D, APC172-D1 and APC172-D2

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t*
APC-172D	793.45	806.45	13.00	3.40	41	0.14	0.19	4.39
and	879.70	880.85	1.15	4.51	2	0.01	0.02	4.56
APC172-D1	15.45	22.70	7.25	1.27	5	0.02	0.05	1.39
and	39.00	136.15	97.15	0.95	4	0.02	0.02	1.06
APC172-D2	0.00	8.45	8.45	1.49	7	0.03	0.07	1.68
and	19.65	161.05	141.40	4.75	5	0.02	0.04	4.88
Incl.	27.80	65.80	38.00	15.25	8	0.03	0.06	15.46
*AuEq (g/t) is calculated as follows: ((Au (g/t) x 0.95) + (Ag (g/t) x 0.020 x 0.92) + (Cu (%) x 1.20 x 0.85) + (Zn (%) x 0.31 x 0.85))/0.95 utilizing metal prices of Au – US$3,000/oz, Ag – US$60/oz, Cu – US$5.25/lb and Zn – US$1.35/lb, and recovery rates of 95% for Au, 92% for Ag ,85% for Cu and 85% for Zn. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, October 3, 2024 and August 25, 2026. True widths are between 60%-100% of the total length and grades are uncut.

Figure 1: Plan View of the Apollo System Highlighting the New Northern Breccia Expansion and the Drill Holes Announced in this Release

Figure 2: Drill Core Tray Photo Highlighting Visible Gold Mineralization Encountered in Hole APC172-D2 Within the New Northern Breccia Body Expansion

Apollo System Infill Results (See Table 2)

Seven holes were drilled orthogonally to the orientation of the mineralization across the main Apollo breccia body from Pad27, OPad6 and Pad36 to test various gaps in lower grade portions of the internal block model at elevations ranging from 1,150 MASL to 1,500 MASL. The holes were successful in confirming expected grades as per the internal block model with assay results as follows:

  171.65m @ 2.13 g/t gold equivalent from 575 meters below surface including 44.90m @ 4.98 g/t gold equivalent (APC160-D3)
  83.00m @ 2.06 g/t gold equivalent from 528 meters below surface including 15.30m @ 4.37 g/t gold equivalent (APC160-D4)
  28.95m @ 1.19 g/t gold equivalent from 608 meters below surface (APC160-D5) and
  80.60m @ 1.09 g/t gold equivalent from 658 meters below
  10.60m @ 2.38 g/t gold equivalent from 563 meters below surface (APC161-D1) and
  15.95m @ 1.44 g/t gold equivalent from 684 meters below surface and
  25.10m @ 1.21 g/t gold equivalent from 762 meters below surface and
  32.00m @ 1.28 g/t gold equivalent from 850 meters below surface
  2.65m @ 5.11 g/t gold equivalent from 801 meters below surface (APC167-D1) and
  2.00m @ 3.90 g/t gold equivalent from 882 meters below surface and
  1.20m @ 9.96 g/t gold equivalent from 1,046 meters below surface

APC160-D6 was an exploratory hole designed to test a concept that did not intersect any significant mineralization other than thin veinlets at modest grade, while drill hole APC161-D1A stopped short of its intended target depth due to a mechanical issue with the drill rig.

Table 2: Assays Results for Apollo Drill Holes APC160-D3, APC160-D4, APC160-D5, APC160-D6, APC167-D1, APC161-D1 and APC161-D1A

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t*
APC160-D3	307.00	478.65	171.65	1.77	15	0.05	0.09	2.13
Incl.	335.60	380.50	44.90	4.66	13	0.02	0.17	4.98
APC160-D4	237.30	320.30	83.00	1.66	16	0.04	0.21	2.06
Incl.	292.45	307.75	15.30	3.64	28	0.07	0.44	4.37
APC160-D5	300.85	329.80	28.95	0.71	20	0.04	0.16	1.19
and	369.80	450.40	80.60	0.90	8	0.02	0.07	1.09
APC160-D6	Greenfield exploratory drill hole with no significant value
APC161-D1	219.35	229.95	10.60	2.01	14	0.02	0.29	2.38
and	378.70	394.65	15.95	0.73	30	0.08	0.10	1.44
and	406.45	407.50	1.05	3.55	9	0.02	0.01	3.74
and	506.15	531.25	25.10	0.98	9	0.03	0.08	1.21
and	618.40	650.40	32.00	1.14	5	0.02	0.10	1.28
and	717.00	718.25	1.25	3.96	11	0.02	0.16	4.23
APC161-D1A	Failed to reach the target depth due a rig mechanical issue
APC167-D1	180.85	183.50	2.65	4.54	26	0.05	0.03	5.11
and	273.40	275.40	2.00	2.80	45	0.21	0.04	3.90
and	320.90	324.50	3.60	2.78	4	0.02	0.11	2.89
and	341.95	342.95	1.00	3.53	23	0.09	0.02	4.09
and	450.10	451.30	1.20	9.88	2	0.03	0.02	9.96
and	488.10	489.10	1.00	3.22	9	0.10	0.07	3.51
*AuEq (g/t) is calculated as follows: ((Au (g/t) x 0.95) + (Ag (g/t) x 0.020 x 0.92) + (Cu (%) x 1.20 x 0.85) + (Zn (%) x 0.31 x 0.85))/0.95 utilizing metal prices of Au – US$3,000/oz, Ag – US$60/oz, Cu – US$5.25/lb and Zn – US$1.35/lb, and recovery rates of 95% for Au, 92% for Ag ,85% for Cu and 85% for Zn. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, October 3, 2024 and August 25, 2026. True widths are between 60%-100% of the total length and grades are uncut.

Figure 3: Plan View of the Guayabales Project Highlighting the Apollo System

About Collective Mining Ltd.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new outcropping Shallow Halo Zone (formerly known as the Northern Apollo Oxidized area), drill the recently granted license covering the northwestern extension of the Trap target, and drill a series of greenfield generated targets across the property.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the Nasdaq and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading, Independent Consultant, is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and has approved of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole. Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveCNL) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com

CO: Collective Mining Ltd.

CNW 06:30e 01-SEP-26